

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 1, 2021

Michael R. Smith
Chief Financial Officer
McCormick & Company, Incorporated
24 Schilling Road, Suite 1
Hunt Valley, Maryland 21031

      Re: McCormick & Company, Incorporated
            Form 10-K for the Fiscal Year Ended November 30, 2020
            Filed January 28, 2021
            File No. 001-14920

Dear Mr. Smith:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                          Sincerely,

                          Division of Corporation Finance
                          Office of Manufacturing